Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the incorporation by reference in Registration Statement No. 333-132854 on Form S-8 of Western Refining, Inc. of our report relating to the financial statements of Giant Industries, Inc. and subsidiaries dated March 1, 2007 (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the adoption of Financial Accounting Standards Board (FASB) Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations in 2005 and to the adoption of Statement of Financial Accounting Standards No. 158, Employers Accounting for Defined Benefit Plans and Other Post-retirement Benefits, an Amendment of FASB Statements No. 87, 88, 106, and 132(R) in 2006), appearing in this Current Report on Form 8-K/A of Western Refining, Inc.
/s/ Deloitte & Touche LLP
August 15, 2007
Phoenix, AZ